FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 16, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

RBS Sempra Commodities to sell its Metals, Oil and European Energy businesses to J.P. Morgan

16 February 2010

The Royal Bank of Scotland Group plc (RBS) today announces that RBS Sempra Commodities (RBSSC) has agreed to sell its Metals, Oil and European Energy business lines to J.P. Morgan.  The deal will see J.P. Morgan acquire these activities for a total cash consideration of $1.7bn of which RBS's share post partner distributions is approximately 47%. Completion of the transaction is subject to certain conditions including regulatory approvals.

Bruce Van Saun, RBS Group Finance Director, said: "We are pleased to have expeditiously reached agreement on the divestment of these unique assets. We believe we have struck a fair price and contract with J.P. Morgan. The remaining assets in RBSSC, namely the North American Power and Gas businesses, remain of high value and are performing well. Along with our JV partner, Sempra Energy, we continue to actively consider various ownership alternatives for the remainder of RBSSC. In the meantime,
RBS Sempra Commodities will continue to support its North American Power and Gas clients with the same range of products and services and outstanding customer service they are accustomed to".

The consideration represents a premium of $468m to the estimated tangible net assets for these business lines as of 30 November 2009. After goodwill and reserves, RBS expects to report a small gain for this transaction.

The gross assets to be disposed of are $17 billion (unaudited) at 30 November 2009. The pre-tax profit attributable to those assets for the 11 months to 30 November 2009 was $300 million (unaudited), which will be distributed in line with agreed profit sharing arrangements.
Net cash proceeds to RBS from the sale will be used to repay short-term borrowings, while t he net impact on the RBS core tier one capital ratio on completion is expected to be slightly positive.

The financial results of RBS's ownership interest in RBSSC have been reported within our core Global Banking & Markets (GBM) division. Given our commitment to the European Commission to divest this interest it will be reported within our Non-Core division for the full year 2009 results. The segmental results for prior periods will be restated to reflect this change which does not affect the overall Group results.
The restated results for GBM and Non-Core divisions for the periods up to 30 September 2009 will be posted on the RBS website today at
www.rbs.com/ir

For media enquiries:

Steven Blaney +44 (0) 207 805 7617
Piers Townsend +44 (0) 207 805 7771

For Investor Relations enquiries please contact:

Richard O'Connor + 44 (0) 207 672 1758
Alexander Holcroft +44 (0) 207 672 1982

Forward-Looking Statements
This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to completion of the sale of the RBSSC business lines, the performance of the assets of RBSSC which are remaining with RBS following completion of the sale and the expected use of proceeds from the sale.  Such statements are based on current expectations and, by their nature, are subject to a number of risks and uncertainties, including those arising out of the ability of the parties to satisfy any conditions required for completion of the sale, that could cause actual results and performance to differ materially from any expected future results or performance, expressed or implied, by the forward-looking statement. These forward-looking statements speak only as of the date of this announcement. The information contained in this release is subject to change without notice and, subject to compliance with applicable law, RBS assumes no responsibility or obligation to update publicly or review any of the forward-looking statements contained herein.

Notes to editors:
In the context of the European Commission's clearance in December 2009 of state aid received by RBS, RBS committed to dispose of certain assets including its interest in RBSSC. This joint venture between RBS and Sempra Energy is a well established energy trading business, engaged in marketing and trading physical and financial energy products including crude oil and refined products, natural gas, power, coal, and metals. RBSSC also provides marketing and risk-management services to wholesale customers for natural gas, power, crude oil and refined products, base metals, and other energy products. It has been RBS's intention to dispose of its interest in a manner consistent with maximising value and in accordance with the terms of its joint venture participation with Sempra Energy.

The joint venture was announced on 9 July 2007 and established in April 2008.  RBS made an initial investment of $1.7bn in RBS Sempra Commodities when establishing the business.

Lazard
& Co., Limited and RBS Corporate Finance Limited are each acting as financial adviser to RBS and no-one else in connection with the disposal of RBSSC's Metals, Oil and European Energy business lines and will not be responsible to anyone other than RBS for providing the protections afforded to the respective clients of Lazard & Co., Limited and RBS Corporate Finance Limited, nor for providing advice in relation to such disposal.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 16 February 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat